UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEPTEMBER 8, 2010

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

8 September 2010

Novo Nordisk divests its ownership of ZymoGenetics, Inc.

Bristol-Myers Squibb Company and ZymoGenetics, Inc. have announced the signing of a definitive agreement providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb for USD 9.75 per share in cash. The transaction has been unanimously approved by the Boards of Directors of both companies.

Novo Nordisk has been a shareholder in ZymoGenetics, Inc. since 1988. Currently, Novo Nordisk owns 22,143,320 shares, equalling close to 26% of the share capital, and has nominated two board members to the ZymoGenetics, Inc. Board of Directors.

“As a significant shareholder with a long-term financial investment in ZymoGenetics, we find the offer from Bristol-Myers Squibb attractive and have entered into an agreement with Bristol-Myers Squibb to support the transaction and tender all of our ZymoGenetics shares in the offer,” says Jesper Brandgaard, executive vice president and chief financial officer of Novo Nordisk.

The closing of the tender offer is subject to customary terms and conditions, including the tender of minimum 48,282,192 shares equalling approximately 56% of the share capital, ie the majority of the share capital on a fully-diluted basis. In addition, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act is required.

Assuming completion of the tender offer, Novo Nordisk expects to record a non-recurring income of approximately DKK 1.1 billion in relation to the sale of its shares in ZymoGenetics, Inc., which will be recorded under ‘Share of profit in associated companies’ in the ‘Net financials’ part of the income statement for 2010. The income from the transaction is exempt from tax charges under applicable Danish tax laws and is expected to have a positive non-recurring

Company Announcement no 50 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

effect on the effective tax rate for the group of approximately 1.5 percentage points.

Updated guidance for the full year of 2010 will be provided in connection with the release of the financial statement for the first nine months of 2010 on 27 October 2010.

ZymoGenetics is a biopharmaceutical company focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. ZymoGenetics has developed and is marketing RECOTHROM® Thrombin, topical (Recombinant) in the United States. ZymoGenetics has two product candidates in Phase 2 clinical development: PEG-Interferon lambda, being studied in collaboration with Bristol-Myers Squibb for treatment of hepatitis C virus (HCV) infection, and IL-21, being tested as a potential treatment for metastatic melanoma. In addition, ZymoGenetics has an anti-IL-31 monoclonal antibody in preclinical development, which it expects to test initially as a treatment for atopic dermatitis. Several of the product candidates previously identified through ZymoGenetics' discovery research efforts have been licensed to and are being developed by third parties, including Merck Serono and Novo Nordisk. ZymoGenetics is eligible to receive milestone payments and royalties related to these assets. For further information, visit http://www.zymogenetics.com.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,890 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis Tel: (+45) 4442 3573 mike@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Lori Moore Tel: (+1) 609 919 7991 lrmo@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 50 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: SEPTEMBER 8, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer